UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated October 19, 2017

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI ANNOUNCES THE SALE OF VARIOUS ASSETS IN THE VAAL RIVER REGION INCLUDING THE MOAB KHOTSONG MINE TO HARMONY**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN: ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

19 October 2017

NEWS RELEASE

ANGLOGOLD ASHANTI ANNOUNCES THE SALE OF VARIOUS ASSETS IN THE VAAL RIVER REGION INCLUDING THE MOAB KHOTSONG MINE TO HARMONY

1. INTRODUCTION

AngloGold Ashanti is pleased to announce that it has entered into a sale and purchase agreement (the "**SPA**"), to dispose of various assets situated in the Vaal River region of South Africa to Harmony Gold Mining Company Limited ("**Harmony**") for a cash consideration of US$300 million (the "**Transaction**").

The assets and related interests to be sold include the following:
- The Moab Khotsong mine (which incorporates the Great Noligwa mine) and related infrastructure (the "**Moab Mining Sale Assets**");
- AngloGold Ashanti's entire interest in Nuclear Fuels Corporation of South Africa Proprietary Limited ("**Nufcor**"); and
- AngloGold Ashanti's entire interest in Margaret Water Company NPC ("**MWC**") (collectively, the "**Sale Interests**")

"*This transaction is in line with our capital allocation strategy and our aim to effect the improvement of our global portfolio, through projects that extend mine lives, enhance margins and provide quicker cash turns on investment,*" AngloGold Ashanti Chief Executive Officer Srinivasan Venkatakrishnan said. "*We are pleased to have agreed the sale of the Moab assets on fair terms to a well-established mining company with plans to secure its long-term future.*"

Production from AngloGold Ashanti's remaining South African operations, comprising the long life Mponeng mine and Mine Waste Solutions ("MWS") surface operation, will constitute less than 15% of the Company's estimated annual production.

2. RATIONALE FOR THE TRANSACTION

AngloGold Ashanti is a global gold mining company with 17 operations in nine countries spread across three continents. AngloGold Ashanti's operations in South Africa currently comprise the following:
- The Mponeng and TauTona mines, situated in West Wits region;
- The Moab Khotsong mine (incorporating the Great Noligwa mine) and the Kopanang mine situated in the Vaal River region;
- The MWS tailings retreatment operation situated in the Vaal River region; and

- The surface rock dump reclamation operations located primarily in the Vaal River region.

AngloGold Ashanti's global portfolio contains a number of brownfields and greenfields development options, including:
- The life extension project at the Mponeng mine;
- The redevelopment of the Obuasi mine and the mine-life extension at Iduapriem in Ghana;
- The hard-rock project at the Siguiri mine in Guinea;
- The Long Island project at the Tropicana mine in Australia;
- The transitioning of the Kibali mine in the Democratic Republic of the Congo and the Geita mine in Tanzania from predominantly open pit to a combination of open pit and underground production; and
- The Greenfields development projects in Colombia including the Gramalote and Quebradona projects.

The Moab Khotsong mine also includes a brownfields mine-life extension option ("**Project Zaaiplaats**"), currently at pre-feasibility stage, which indicates a potential extension of the life of operations by more than 15 years.

AngloGold Ashanti has a large portfolio of operating assets and a range of attractive brownfields and greenfields development options with high returns and relatively short payback periods. The Company has a clear strategy to optimise returns and generate sustainable free cash flow, whilst maintaining balance sheet flexibility. Given these strategic imperatives and the range of options it has, there is a possibility that AngloGold Ashanti may not proceed with the development of Project Zaaiplaats in the medium term. AngloGold Ashanti therefore deemed it prudent, in line with its capital allocation strategy, to sell Moab Khotsong whilst it still has remaining life from existing Ore Reserves, along with the optionality provided by Project Zaaiplaats.

Earlier this year, AngloGold Ashanti indicated to its stakeholders that it would be reviewing its South African mining operations given their under-performance leading to heavy, and ultimately unsustainable, losses being incurred. On 28 June 2017 AngloGold Ashanti issued an announcement advising that it would be restructuring the South African operations to ensure their viability. This restructuring would include:
- Placing on care and maintenance the Kopanang mine and the Savuka section of the TauTona mine; and
- Evaluating the feasibility of integrating elements of the TauTona mine into the neighbouring Mponeng mine;
  (collectively the "**South African Restructuring**").

Subsequent to this announcement and based on unsolicited expressions of interest received from a number of parties, AngloGold Ashanti initiated a process to assess the sale of the Kopanang mine. This process has been successfully concluded with the announcement today that AngloGold Ashanti had entered into an agreement in terms of which Heaven-Sent SA Sunshine Investment Company Limited ("**HSC**"), a Chinese capital management company headquartered in Hong Kong, will acquire the Kopanang mine, the West Gold Plant and the related infrastructure (the "**Kopanang Disposal**"). HSC currently holds a 74% interest in Village Main Reef Limited which operates the Tau Lekoa Gold Mine in the Vaal River region. The Kopanang Disposal is still subject to a number of conditions including securing the requisite regulatory approvals. Once these conditions are fulfilled and this transaction closes, the Kopanang mine will not be placed on care and maintenance but would continue to operate under the ownership of HSC.

Following the sale of the Moab Mining Sale Assets and the Kopanang Disposal, AngloGold Ashanti will cease to have underground mining operations in the Vaal River region in South Africa.

AngloGold Ashanti will retain the long-life Mine Waste Solutions tailings retreatment operation, as well as the surface rock-dump reclamation operations in the Vaal River region, which will continue to be treated through the Kopanang gold plant which will be retained by AngloGold Ashanti. These two operations in the Vaal River region together with the long-life Mponeng mine in the West Wits region will form AngloGold Ashanti's operating base in South Africa.

The table below highlights the pro forma effect on the Company's South African Mineral Resource and Ore Reserve as at 31 December 2016 assuming the Transaction, the Kopanang Disposal and the remaining South African Restructuring had been implemented on 31 December 2016:

	Actual	Pro forma	% of AGA group (actual)	% of AGA group (pro forma)
Mineral Resource (Moz)	81.4	57.9	38%	30%
Ore Reserves (Moz)	25.1	18.9	50%	43%

The tables below highlight the pro forma effect on both the Company's and the SA business' annual production and All-in sustaining cost ("**AISC**") assuming the Transaction, the Kopanang Disposal and the remaining South African Restructuring, including the placing of TauTona on care and maintenance, had been implemented on 1 January 2016 for the 12 months ended 31 December 2016 and 1 January 2017 for the six-month period ended 30 June 2017:

ANGLOGOLD ASHANTI GROUP	12 months ended 31 December 2016		Six months ended 30 June 2017	
	Actual	Pro forma	Actual	Pro forma
Annual production (koz)	3,628	3,111	1,748	1,517
AISC (US$/oz)	986	962	1,071	1,031

SOUTH AFRICAN BUSINESS	12 months ended 31 December 2016		Six months ended 30 June 2017	
	Actual	Pro forma	Actual	Pro forma
Annual production (koz)	967	450	435	204
AISC (US$/oz)	1,081	1,021	1,259	1,164

3. OVERVIEW OF THE OPERATIONS UNDERLYING THE SALE INTERESTS

The Moab Mining Sale Assets consist of gold and uranium mining operations in the Vaal River region of the Witwatersrand goldfields, in South Africa.

The primary mining asset, forming part of the Transaction package, is the Moab Khotsong mine, one of the newer deep-level shafts in South Africa, with development having commenced in 1993. This mine is a potentially long-life, deep level mine having produced 280,000oz of gold during the year ended 31 December 2016 at an AISC of US$884/oz. As at 31 December 2016, the Moab Khotsong mine had an Ore Reserve of 5.0 Moz and a Mineral Resources of 17.5 Moz which includes Project Zaaiplaats which represents 3.3 Moz of the total Ore Reserve and 6.8 Moz of the Mineral Resource.

Also forming part of the Transaction package is the Great Noligwa mine, a shaft which has been placed on care and maintenance in recent years with existing infrastructure utilised to service the Moab Khotsong mining operations. The Ore Reserve of the Great Noligwa mine is currently being extracted through the Moab Khotsong mine.

Nufcor is the only uranium calcining facility in South Africa and processes uranium mined and recovered at the Moab Mining Sale Assets and on behalf of third-party uranium producers.

MWC was established in 2007 by the mining operators in the Vaal River region at the time being AngloGold Ashanti, Harmony and Simmer and Jack (now owned by Village Main Reef Proprietary Limited), to pump underground water in order to prevent flooding and to ensure the sustainability of mining operations in the Vaal

River region. In addition, MWC is critical to managing and rehabilitating the underground water of the Klerksdorp, Orkney, Stilfontein and Hartbeesfontein ("**KOSH**") basin over the long term.

4. OVERVIEW OF HARMONY

Harmony is an independent, South African-domiciled gold mining company, which currently owns producing gold mines located in the West Witwatersrand region and the Free State province of South Africa, as well as in Papua New Guinea. In addition to these mining activities, Harmony owns and manages significant extraction and processing facilities at its operations where gold-bearing ore is treated and processed before it is refined. Harmony is also the joint venture partner with Newcrest Mining Limited on the Wafi Golpu project in Papua New Guinea. In the financial year to June 2017, Harmony Gold produced c.1.1 Moz of gold at an AISC of USD1 182/oz.

5. KEY TERMS OF THE TRANSACTION

5.1. Transaction consideration and use of proceeds

Under the terms of the SPA, Harmony will acquire the Sale Interests from AngloGold Ashanti for US$300 million (the "**Transaction Consideration**"), which will be settled in cash upon the Transaction becoming unconditional and closing (the "**Closing Date**"). The Transaction was classified as a Category 2 transaction in terms of the JSE Limited ("JSE") Listings Requirements.

The Transaction Consideration received will be utilised by AngloGold Ashanti to further reduce debt and strengthen the Company's balance sheet. This will afford AngloGold Ashanti greater strategic flexibility to fund its growth initiatives including its development projects.

5.2. Transfer of liabilities and environmental obligations

All of AngloGold Ashanti's obligations and liabilities (including all employee and health and safety obligations other than any claim related to Occupational Lung Disease for the period prior to the Closing Date), as well as all environmental obligations related to the Mining Sale Assets arising on, before or after the Closing Date will be transferred to Harmony.

Upon acquiring the Sale Interests, all of AngloGold Ashanti's obligations related to Nufcor and MWC, including in the case of MWC, all of AngloGold Ashanti's obligations with regards to the pumping and efficient management of the underground water in the Vaal River region (the "**KOSH Water Directive**") will be transferred to Harmony.

5.3. Key conditions precedent and effective date

The Transaction is subject to a number of conditions precedent, including but not limited to the following:
- By no later than 15 January 2018, Harmony entering into agreements relating to its proposed BEE transaction as detailed in the Harmony announcement;
- Harmony securing the approval of its shareholders for the Transaction and its proposed BEE transaction;
- All necessary consents being obtained from the Department of Mineral Resources of South Africa ("**DMR**") including section 11 and section 102 approvals under the Mineral and Petroleum Resources Development Act for the transfer of the mining rights related to the Mining Sale Assets;
- Securing the approval of the South African Competition Authorities;
- Waiver by the financing providers of AngloGold Ashanti and Harmony, as required; and
- AngloGold Ashanti being released from the KOSH Water Directive issued in relation to the KOSH basin, in terms of which AngloGold Ashanti is liable for the long-term management and rehabilitation of underground water in the KOSH basin.

The Transaction will become effective on the Closing Date which will follow the fulfillment or waiver, as the case may be, of all the conditions precedent contained in the SPA. All conditions must be fulfilled or, to the extent possible, waived by no later than six months following the signing of the Transaction (the "**Long Stop Date**"). AngloGold Ashanti or Harmony will have the unilateral right to extend the Long Stop Date by three months, and thereafter the Long Stop Date can only be extended by the mutual consent of both AngloGold Ashanti and Harmony.

6. FINANCIAL EFFECTS OF THE TRANSACTION

Set out in the table below is the carrying value of the net assets, as well as the total comprehensive profit attributable to the net assets, comprising the Sale Interests:

	Six months ended 30 June 2017 (Reviewed)	Year ended 31 December 2016 (Audited)
Total comprehensive profit (ZAR millions)	214	852
Net assets (ZAR millions)	3,032	3,027

The estimated tax charge on the Transaction Consideration of US$300m, is approximately US$37m.

It is anticipated that the Sale Interests will be accounted for as assets held for sale in AngloGold Ashanti's balance sheet, once it is highly probable that the conditions precedent to the Transaction will be fulfilled, or waived. As a consequence of this reclassification, the carrying value of the Sale Interests in AngloGold Ashanti's financial statements will be impaired to their fair value at that time, which would be determined by reference to the fair value of the Transaction Consideration that will be received on the Closing Date.

Current estimates indicate that the Company would likely record a gross impairment charge of approximately US$120m (on a pre-tax basis). However, this does not take account of the deferred tax credit relating to these assets of approximately US$86m, which can only be recognised upon completion of the Transaction. These non-cash items will be excluded from the calculation of the Company's headline earnings for the period to be reported on next.*

*These amounts are based on management's best estimates and are based on a ZAR/$ exchange rate of 13.50, and are subject to change.

The financial information contained in this announcement has not been reviewed and reported on by the Company's external auditors.

7. BREAK FEE

In the event that the Transaction does not close due to Harmony failing to:
- obtain the approval of its shareholders for the Transaction or its proposed BEE transaction; or
- secure the section 11 consent on the grounds that in the opinion of the DMR, Harmony is not sufficiently empowered,

Harmony shall pay AngloGold Ashanti a break fee of US$3 million.

19 October 2017
Johannesburg

Financial adviser to AngloGold Ashanti
Rand Merchant Bank, a division of FirstRand Bank Limited

Legal adviser to AngloGold Ashanti
Edward Nathan Sonnenbergs Incorporated

Sponsor to AngloGold Ashanti
Deutsche Securities (SA) Proprietary Limited

CONTACTS

Media

Chris Nthite	+27 11 637 6388/+27 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

Investors

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman	+1 646 880 4526/ +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com

*The reserves and resources information disclosed herein has been extracted from the Mineral Resources and Ore Reserve Report for 2016 (the "**2016 Report**") of AngloGold Ashanti. The 2016 Report was prepared by VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, an employee of AngloGold Ashanti, the Group Competent Person, and assumes responsibility for the Mineral Resources and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Persons have fulfilled their responsibilities under his direction and he has granted approval for his name to be disclosed in this announcement.*

Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, productivity improvements, growth prospects and outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti's exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti's liquidity and capital resources and capital expenditures and the outcome and consequence of any potential or pending litigation or regulatory proceedings or environmental health and safety issues, are forward-looking statements regarding AngloGold Ashanti's operations, economic performance and financial condition.

These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social and political and market conditions, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, and business and operational risk management.

For a discussion of such risk factors, refer to AngloGold Ashanti's annual report on Form 20-F for the year ended 31 December 2016, which was filed with the United States Securities and Exchange Commission ("SEC"). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

The financial information contained in this news release has not been reviewed or reported on by the Company's external auditors.

This communication may contain certain "Non-GAAP" financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. AngloGold Ashanti posts information that is important to investors on the main page of its website at www.anglogoldashanti.com and under the "Investors" tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold Ashanti.

Incorporated in the Republic of South Africa Reg No: 1944/017354/06

ISIN. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU

Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: October 19, 2017

By: /s/ M E SANZ PEREZ

Name: M E Sanz Perez

Title: EVP: Group Legal, Commercial & Governance